Exhibit 12.2

XM SATELLITE RADIO INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

($ In Thousands)

	Years ended December 31,
	1999	2000	2001	2002	2003
Fixed charges:
Capitalized interest	$15,162	$39,052	$36,153	$—	$828
Interest expensed	43	—	15,157	52,037	104,250
Portion of rent expense representative of interest (1)	216	2,027	8,079	8,076	8,933

Total fixed charges	$15,421	$41,079	$59,389	$60,113	$114,011

Earnings:
Loss before income taxes	$(30,180)	$(51,927)	$(283,975)	$(491,585)	$(589,759)
Fixed charges, less capitalized interest	259	2,027	23,236	60,113	113,183
Depreciation and write-off of capitalized interest	—	—	6,888	9,136	11,058

Earnings (loss) adjusted for fixed charges	$(29,921)	$(49,900)	$(253,851)	$(422,336)	$(465,518)
Ratio of earnings (loss) to combined fixed charges	—	—	—	—	—
Deficiency in earnings to cover fixed charges	$45,342	$90,979	$313,240	$482,449	$579,529

(1)	One-third of rent expense is deemed to be representative of interest.